



08026364

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-28758

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/07____ AND ENDING____12/31/07____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gon Am Securities, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3990 Ruffin Rd., Suite 100

(No. and Street)

San Diego   CA   92123

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ralph W. Tilley   (858) 614-7271

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP

(Name – if individual, state last, first, middle name)

750 B Street, Suite 1500   San Diego   CA   92101

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 0 5 2008

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/4/08

OATH OR AFFIRMATION

I, __Ralph W. Tilley__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __ConAm Securities, Inc.__ , as of __December 31__ , 20 __07__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____   _____
                                                                                              Signature

                                                                                            __President__
                                                                                                 Title

See attached

_____
                Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jurat

State of California)
County of San Diego)

Subscribed and sworn to (or affirmed) before me on this _13th_ day of _February_ , 2008, by _Ralph Tilley_ , proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

WITNESS my hand and official seal.   [seal]

(signature)
(SIGNATURE OF NOTARY)

LAUREN ASHLEY O'CONNOR
COMM. # 1623609
NOTARY PUBLIC - CALIFORNIA
STANISLAUS COUNTY
COMM. EXPIRES NOV. 22, 2009



CONAM SECURITIES, INC.

(SEC Identification No. 8-28758)
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)

Financial Statements and Schedules

December 31, 2007

(With Independent Auditors' Report Thereon
and Supplemental Report on Internal Control)

CONAM SECURITIES, INC.

Table of Contents



KPMG LLP
Suite 1500
750 B Street
San Diego, CA 92101

Independent Auditors' Report

The Board of Directors
ConAm Securities, Inc.:

We have audited the accompanying statement of financial condition of ConAm Securities, Inc. (the Company), a wholly owned subsidiary of Continental American Properties, Ltd., as of December 31, 2007, and the related statements of operations, shareholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of ConAm Securities, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information contained in schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

San Diego, California
February 25, 2008

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

CONAM SECURITIES, INC.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)

Statement of Financial Condition

December 31, 2007

Assets

Cash	$	71,861
Prepaid expenses		1,765
Deferred tax assets		6,236
	$	79,862

Liabilities and Shareholder's Equity

Liabilities:		
Accrued expenses	$	17,142
Income taxes payable		9,576
Total liabilities		26,718
Shareholder's equity (note 2):		
Common stock, no par value, $100 stated value. Authorized 1,000 shares; issued and outstanding 75 shares		7,500
Additional paid-in capital		7,500
Retained earnings		38,144
Total shareholder's equity		53,144
	$	79,862

See accompanying notes to financial statements.

CONAM SECURITIES, INC.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)

Statement of Operations

Year ended December 31, 2007

Revenue:		
Administration fees (note 4)	$	30,000
Interest income		761
Other income		35,000
		65,761
Expenses:		
Professional fees		22,641
Licenses and fees		2,363
General and administrative (note 4)		1,577
Insurance		394
		26,975
Net income before taxes		38,786
Income taxes		3,662
Net income	$	35,124

See accompanying notes to financial statements.

CONAM SECURITIES, INC.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)

Statement of Shareholder's Equity

Year ended December 31, 2007

		Common stock	Additional paid-in capital	Retained earnings	Total shareholder's equity
Balance at December 31, 2006	$	7,500	7,500	3,020	18,020
Net income		—	—	35,124	35,124
Balance at December 31, 2007	$	7,500	7,500	38,144	53,144

See accompanying notes to financial statements.

CONAM SECURITIES, INC.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)

Statement of Cash Flows

Year ended December 31, 2007

Cash flows from operating activities:		
Net income	$	35,124
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in prepaid expenses		1,147
Increase in deferred tax assets		(6,236)
Decrease in accrued expenses		(1,815)
Decrease in due to parent company		(488)
Increase in income taxes payable		8,466
Net cash provided by operating activities and net increase in cash		36,198
Cash at beginning of year		35,663
Cash at end of year	$	71,861
Supplemental disclosure of cash flow data:		
Cash paid for income taxes	$	2,450

See accompanying notes to financial statements.

CONAM SECURITIES, INC.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)

Notes to Financial Statements

December 31, 2007

(1) General Information and Accounting Policies and Practices

(a) General

ConAm Securities, Inc. (the Company) has been approved by the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA) to operate as a broker/dealer for direct participation programs. The Company does not directly solicit or execute securities transactions, or hold funds or securities, or owe money or securities to customers. The Company also does not carry accounts of or for customers.

The Company's operations are primarily funded by administration fees received from its parent company, Continental American Properties, Ltd.

(b) Basis of Accounting

The Company prepares its financial statements in accordance with U.S. generally accepted accounting principles.

(c) Revenue Recognition

The Company recognizes administration fees as revenue as the related services are rendered. Other income consists of a one-time nonrefundable payment received from the FINRA subsequent to the consolidation of the National Association of Securities Dealers, Inc. and NYSE Member Registration.

(d) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period to prepare these financial statements in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

(2) Net Capital

Under rule 15c3-1 of the Securities Exchange Act of 1934 (rule 15c3-1), the Company is required to maintain "net capital," as defined by rule 15c3-1, equal to the greater of $5,000 or 6⅔% of "total aggregate indebtedness," as defined. As of December 31, 2007, the Company had "net capital" of $45,143 for regulatory purposes, which exceeded the amount required.

(3) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

(Continued)

CONAM SECURITIES, INC.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)

Notes to Financial Statements

December 31, 2007

The Company incurred state current income tax expense of $5,811 and $4,087 federal current income tax expense during the year ended December 31, 2007.

As of December 31, 2007, the Company's deferred tax assets resulted from accrual to cash adjustments of $5,618, and federal deduction of current year state tax of $618. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. During 2007, the Company reversed its previously recorded valuation allowance of $6,717 based on the taxable income generated in 2007 and realization of its previously reserved deferred tax assets.

(4) **Related-Party Transactions**

During the year ended December 31, 2007, the Company earned $30,000 in administration fees from Continental American Properties, Ltd. and recorded $1,577 of general and administrative expenses incurred by Continental American Properties, Ltd. on behalf of the Company.

(5) **Liabilities Subordinated to Claims of General Creditors**

The Company has no borrowings under subordination agreements at December 31, 2007.

CONAM SECURITIES, INC.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2007

Net capital	$	53,144
Deduct nonallowable assets		(8,001)
Net capital	$	45,143
Total aggregate indebtedness	$	26,718
Percentage of aggregate indebtedness to net capital		59.11%
Percentage of debt to equity computed in accordance with rule 15c3-1(d)		—
Net capital		45,143
Minimum capital required to be maintained ($5,000 under rule 15c3-1(a)(2))		5,000
Net capital in excess of requirements	$	40,143

A reconciliation to the computation of net capital under rule 15c3-1, as computed by the Company on
Part IIA of Form X-17a-5, and the computation above, which is based on the audited financial statements,
is as follows:

	As reported on Part IIA of Form X-17a-5	Difference (1)	As reported herein
Net capital	$ 46,592	(1,449)	45,143
Excess net capital	41,592	(1,449)	40,143

(1) Due to excess income tax expense of $812 and nonallowable assets related to deferred tax assets
of $2,261 omitted from the net capital calculation reported on Part IIA of Form X-17a-5.

See accompanying independent auditors' report.

CONAM SECURITIES, INC.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

Year ended December 31, 2007

The Company does not carry customer accounts; therefore, it is not required to compute reserve requirements in Part IIA of Form X-17a-5.

The Company is exempt from the reserve requirement computation according to the provision of rule 15c-3-3(k)(2)(i).

See accompanying independent auditors' report.

CONAM SECURITIES, INC.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2007

	Market value	No. of items
Customers' fully paid securities and excess-margin securities not in the Company's possession or control as of December 31, 2007 (for which instructions to reduce to possession or control had been issued as of December 31, 2007) but for which the required action was not taken by the Company within the time frames specified under rule 15c3-3	None	None
Customers' fully paid securities and excess-margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2007, excluding items arising from "temporary lags that result from normal business operations" as permitted under rule 15c3-3	None	None

The Company is exempt from the rule 15c3-3 as it relates to possession and control requirements under the (k)(2)(i) exemptive provision.

See accompanying independent auditors' report.



KPMG LLP
Suite 1500
750 B Street
San Diego, CA 92101

Independent Auditors' Report on Internal Control
Required by Rule 17a-5 of the Securities and Exchange Commission

The Board of Directors
ConAm Securities, Inc.:

In planning and performing our audit of the financial statements of ConAm Securities, Inc. (the Company) as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.



San Diego, California
February 25, 2008

END